Thomas E. Puzzo
                                                              tpuzzo@ottolaw.com
                                                Direct Telephone: (206) 838-9738


                                September 8, 2005


VIA FACSIMILE - (202) 772-9209 AND
OVERNIGHT DELIVERY

Owen Pinkerton, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 4561


         Re:    Dtomi, Inc.
                File No. 0-27277
                Preliminary Information Statement on Form 14C
                Filed on August 24, 2005


Dear Mr. Pinkerton:

      Enclosed please find three copies, and three redlined copies, of Amendment No. 1 to the referenced registrant's Quarterly Report on Form 10-QSB, submitted pursuant to the staff's comment letter dated September 8, 2005. Also enclosed are three copies of the staff's September 8, 2005 letter and this letter. Please note that the page references below refer to the numbers in the footer on the right-hand side of the redlined Amendment No. 1 to the Form 10-QSB.

      With a view to limiting the registrant's use of the staff's resources, the facsimile version of this correspondence does not contain the complete unmarked version the Amendment No. 1 to the 10-QSB or the complete version of the redlined version of the Amendment No. 1 to the 10-QSB. The facsimile version of this correspondence contains only this letter and those pages of the Amendment No. 1 to the Form 10-QSB where amendments have been made to the text of the Form 10-QSB filed on August 24, 2005.

      On September 8, 2005, the registrant received via e-mail from the staff a Submission Notification stating that the Amendment No. 1 to the registrant's Form 10-QSB for the period ended June 30, 2005, was accepted for filing on EDGAR on September 8, 2005, with a filing date of September 9, 2005.

      In response to the staff's comments in its September 8, 2005 letter, we respectfully submit the following information on behalf of our client:

Owen Pinkerton, Esq.
September 8, 2005
Page 2 of 3


Form 10-QSB for the Quarter Ended June 30, 2005

Item 3. Controls and Procedures, Page 10

1. Please revise your disclosure to clarify that the evaluation of disclosure controls was conducted as of the end of the period covered by the report.

This comment has been complied with. Please see pages 15 and 21 of the Amendment No. 1 to the redlined Form 10-QSB.

2. Please clearly state that Mr. Otto performs the functions of your chief executive office, if true. Otherwise, revise to include the conclusions of the person performing this function regarding effectiveness of your disclosure controls and procedures.

This comment has been complied with. Please see pages 15 and 21 of the Amendment No. 1 to the redlined Form 10-QSB.

3. Please clarify if true, in the final sentence under this heading, that there have been no changes in your internal controls over financial reporting during the time period covered. See Item 308(c) of regulation S-B.

This comment has been complied with. Please see pages 15 and 21 of the Amendment No. 1 to the redlined Form 10-QSB.

Exhibits

4. We note that the wording of the certifications set forth in Exhibits 31.1 and 31.2 does not track the current wording required by Item 601(b)(31) of Regulation S-B. See SEC Release No. 33-8518. Please revise your certifications to comply with the requirements of Item 601(b)(31) of Regulation S-B.

      This comment has been complied with. Please see pages 18 and 19, and pages 22-25 of the redlined Amendment No. 1 to the Form 10-QSB.

Owen Pinkerton, Esq.
September 8, 2005
Page 3 of 3


      We hope that these answers satisfy the staff's comments, and I will be contacting you in that regard tomorrow. In the meanwhile, please contact the undersigned if you have further questions.


                                       Very truly yours,

                                       THE OTTO LAW GROUP, PLLC

                                       /s/ Thomas E. Puzzo

                                       Thomas E. Puzzo


Enclosures